AB 3/2

09057522

UNI[illegible] SECURITIES AND E[illegible]
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Family Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 American Parkway
(No. and Street)

Madison (City) WI (State) 53783-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Schelthelm (608) 242-4100 x30463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SM

OATH OR AFFIRMATION

I, Kari Grasee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Family Securities, LLC, as of December, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kari Grasee
Signature

VP, Controller
Title

Kimberly A. Schroeder
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American Family Securities, LLC

(A Limited Liability Company wholly owned by American Family Mutual Insurance Company (AFMIC))

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2008

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Contents
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Member of
American Family Securities, LLC:

In our opinion, the accompanying statement of financial condition, and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of American Family Securities, LLC (a limited liability company wholly owned by the American Family Mutual Insurance Company) (the "Company) at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2009

American Family Securities, LLC
(A Limited Liability Company of wholly owned by AFMIC)
Statement of Financial Condition
December 31, 2008

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	304
Total assets	$	304
Liabilities		
Federal income tax payable	$	3
Total liabilities		3
Member's Equity		301
Total liabilities and member's equity	$	304

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Statement of Income
Year Ended December 31, 2008

(in thousands of dollars)

Revenues		
Commissions	$	5,796
Management fee		11,833
Investment income		8
Other revenue		372
Total revenues		18,009
Expenses		
Sales commissions		5,796
Salaries and payroll taxes		4,187
Other field compensation		2,228
Licenses and fees		1,054
Employee relations and welfare		975
Consultants		885
Computer		663
Rent		558
Printing		389
Contract programmers		261
Telephone		173
Legal		53
Operating - other		779
Total expenses		18,001
Income before income taxes		8
Current income taxes		3
Net income	$	5

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Statement of Changes in Member's Equity
Year Ended December 31, 2008

(in thousands of dollars)

Balance as of December 31, 2007	$	296
Net income		5
Balance as of December 31, 2008	$	301

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Statement of Cash Flows
Year Ended December 31, 2008

(in thousands of dollars)

Cash flows from operating activities	
Net income	$ 5
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Change in federal income tax payable	(2)
Net cash provided by (used in) operating activities	3
Cash and cash equivalents	
Beginning of year	301
End of year	$ 304

The accompanying notes are an integral part of the financial statements.

1. Nature of Operations and Significant Accounting Policies

American Family Securities, LLC (herein referred to as the "Company") is a limited liability company whose sole member is American Family Mutual Insurance Company (the "Parent" or "AFMIC") located in Madison, Wisconsin. The Company, a non-clearing, registered broker-dealer with the Securities Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, is the principal underwriter of variable universal life and annuity products issued by American Family Life Insurance Company ("AFLIC"), a wholly owned subsidiary of AFMIC.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies used in the preparation of these statements include:

a. Cash and Cash Equivalents
Cash and cash equivalents include money market mutual funds carried at cost, which approximates fair value.

b. Commissions
Commission revenue represents reimbursement by AFLIC to the Company for 2008 commission expense paid on behalf of the Company, by the parent, to its registered agents.

c. Management Fees
Management fees represent reimbursement by AFLIC to the Company for total expenses incurred, excluding commissions and net of other revenue.

d. Intercompany Expense Allocation
The Company shares certain administrative, occupancy and marketing expenses with AFMIC and other affiliated companies. Such expenses are allocated to the Company at cost in proportion to estimated utilization. Allocation methods are refined periodically in light of current operations and resources utilized by the Company. Allocated expenses amounted to $18.0 million for 2008.

e. Federal Income Taxes
The Company is organized as a limited liability company and, as such, is classified as a disregarded entity for federal and state income tax purposes. The Company is included in the federal consolidated tax return as part of AFMIC. The consolidated AFMIC group is subject to a tax allocation agreement under which each member's tax liability equals or approximates separate return calculations with current credit for net losses and tax credits utilized by other members of the group. The tax provision is based on estimated taxable income at the date of the financial statements using currently enacted tax laws and rates. Income tax expense or benefit computed is paid to or reimbursed by AFMIC.

f. Statement of Cash Flows
The Company paid income taxes of $5,000 during 2008. The Company paid no interest in 2008.

g. **SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157")**
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, which establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 also redefines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), which may differ from the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 establishes a three-level hierarchy for fair value measurements based upon the nature of the inputs to the valuation of an asset or liability. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157–2, "Effective Date of FASB Statement No. 157" ("FSP 157–2"), which permits the deferral of the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted the provisions of SFAS No. 157 for financial assets and liabilities recognized or disclosed at fair value on a recurring and non-recurring basis as of January 1, 2008. Consistent with the provisions of FSP 157–2, the Company decided to defer the adoption of SFAS No. 157 for non-financial assets and liabilities measured at fair value on a non-recurring basis until January 1, 2009. The adoption of SFAS No. 157 did not have a material effect on the Company's results of operations or financial position at December 31, 2008.

Financial assets and financial liabilities recorded on the Statement of Financial Condition at fair value are categorized based on the reliability of inputs to the valuation techniques as follows:

Level 1 Financial assets and financial liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2 Financial assets and financial liabilities whose values are based on the following:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in non-active markets; or
Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Financial assets and financial liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs may reflect the Company's estimates of the assumptions that market participants would use in valuing the financial assets and financial liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. In many instances, inputs used to measure fair value fall into different levels of the fair value hierarchy. In those instances, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

SFAS No. 157 establishes a hierarchy for inputs used in determining fair value that maximize the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available.

Pursuant to SFAS No. 157, fair value is a market-based measure, considered from the perspective of a market participant who owns an asset or owes a liability. Accordingly, when market observable data is not readily available, the Company's own assumptions are set to reflect those that market participants would be presumed to use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Summary of Significant Valuation Techniques for Financial Assets and Financial Liabilities on a Recurring Basis

Short-term investments are comprised of actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access. These investments are included as Cash Equivalents on the Statement of Financial Condition and are categorized as Level 1 assets. The Company has no assets categorized as Level 2 or Level 3 assets. Other valuations consist of cash, which is carried at cost.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis as of December 31, 2008:

(in thousands of dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Other Valuations	Balance as of December 31, 2008
Financial assets					
Short-term investments	$ 285	$ -	$ -	$ -	$ 285
Total recurring basis assets	285	-	-	-	285
Valued at cost, amortized cost or using the equity method	-	-	-	19	19
Total financial assets	$ 285	$ -	$ -	$ 19	$ 304

h. Emerging Accounting Matters

The Company continually monitors emerging accounting standards and evaluates the impact of these changes on the Company. As of December 31, 2008, the Company has determined that there are no standards that have been issued but not yet adopted by the Company that would have a material impact on the Company's financial statements.

2. Regulatory Net Capital Requirement

Pursuant to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method which requires minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $296,000, which was $291,000 in excess of its required minimum net capital. At December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of 0.0097 to 1, which did not exceed the maximum allowable ratio.

3. Related Parties

The Company presently has no employees. The Parent has entered into an agreement to provide certain services to the Company. As part of this agreement, the Parent provides the Company with funds sufficient to maintain excess net capital at all times that is at least equal to 200% of the Company's net capital requirements.

AFMIC, AFLIC and the Company have entered into a Right of Setoff Agreement. The right of setoff exists for the purpose of commission receipts and payments related to the issuance of the variable products and other administrative expenses. As a result of this agreement, the Company has no receivable or payable relating to these related party transactions.

4. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Company based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

SUPPLEMENTAL SCHEDULES

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934
December 31, 2008

(in thousands of dollars)		
Member's equity	$	301
Deductions and charges:		
Haircut on money market fund		5
Net capital		296
Minimum net capital requirement (the greater of $5 or 6-2/3% aggregate indebtedness)		5
Net capital in excess of requirement		291
Aggregate indebtedness	$	3
Ratio of aggregate indebtedness to net capital		0.0097 to 1

There were no differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17A-5 as of December 31, 2008.

American Family Securities, LLC

(A Limited Liability Company wholly owned by AFMIC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2008

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, in accordance with paragraph k(1). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There were no differences between the above information and the information submitted by the Company in Part IIA of their unaudited Form X-17A-5 as of December 31, 2008.

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To Board of Directors and Member of
American Family Securities, LLC:

In planning and performing our audit of the financial statements of American Family Securities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls activities and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2009